# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECISION BIOSCIENCES INC, CIK 0001357874
CUSIP: 74019P207
Title of class of securities: Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 302 East Pettigrew St., Suite A-100, Durham, North Carolina (NC), 27701
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011438-25-000193
Filed by CIK 0002063423

## Reporting persons
- Readout Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 906,437; sole dispositive power 200,000; shared dispositive power 906,437; aggregate amount beneficially owned 1,106,437 (9.3% of the class)
- Readout Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 906,437; sole dispositive power 200,000; shared dispositive power 906,437; aggregate amount beneficially owned 1,106,437 (9.3% of the class)
- ROC Holdings SPV II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 906,437; sole dispositive power 0; shared dispositive power 906,437; aggregate amount beneficially owned 906,437 (7.6% of the class)
- Readout Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 906,437; sole dispositive power 0; shared dispositive power 906,437; aggregate amount beneficially owned 906,437 (7.6% of the class)
- Matthew Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 212,874; shared voting power 906,437; sole dispositive power 212,874; shared dispositive power 906,437; aggregate amount beneficially owned 1,119,311 (9.4% of the class)

## Item 1. Issuer
Name of issuer: PRECISION BIOSCIENCES INC
Address of issuer's principal executive offices: 302 East Pettigrew St., Suite A-100, Durham, North Carolina, 27701

## Item 2. Person Filing
Name of person filing: (i) Readout Capital, LP, (ii) Readout Capital GP, LLC, (iii) ROC Holdings SPV II, LP, (iv) Readout Holdings GP, LLC, and (v) Matthew Smith (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons: 1630 Columbia Road NW, Unit 418, Washington, D.C. 20009
Citizenship: (i) Readout Capital, LP is a Delaware limited partnership, (ii) Readout Capital GP, LLC is a Delaware limited liability company, (iii) ROC Holdings SPV II, LP is a Delaware limited partnership, (iv) Readout Holdings GP, LLC is a Delaware limited liability company and (v) Matthew Smith is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Item 9 of the cover pages of this Schedule 13G for each of the Reporting Persons, which is as June 30, 2025, is incorporated herein by reference. As of June 30, 2025, ROC Holdings SPV II, LP ("ROC SPV II") directly held 686,437 shares of Common Stock, par value $0.000005 per share ("Common Stock"), of Precision BioSciences, Inc. (the "Issuer") and warrants exercisable for 220,000 shares of Common Stock of the Issuer. Readout Holdings GP, LLC ("Readout Holdings GP") is the general partner of ROC SPV II and Readout Capital, LP ("Readout Capital") serves as investment manager for ROC SPV II. Readout Capital GP, LLC ("Readout Capital GP") is the general partner of Readout Capital and Matthew Smith is the Manager of each of Readout Holdings GP and Readout Capital GP. In addition, Readout Capital serves as the investment manager for a managed account that as of June 30, 2025, held 200,000 shares of Common Stock of the Issuer, and Readout Capital has been delegated voting and investment power over shares of Common Stock held by such managed account pursuant to an Investment Management Agreement. As of June 30, 2025, Matthew Smith directly held 12,874 shares of Common Stock of the Issuer.
Percent of class: As of June 30, 2025, each of Readout Capital and Readout Capital GP may have been deemed to have beneficially owned 9.3% of the shares of Common Stock of the Issuer outstanding. As of June 30, 2025, each of ROC SPV II and Readout Holdings GP may have been deemed to have beneficially owned 7.6% of the shares of Common Stock of the Issuer outstanding. As of June 30, 2025, Matthew Smith may have been deemed to have beneficially owned 9.4% of the shares of Common Stock of the Issuer outstanding. Such percentages are based on 11,636,981 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, plus 220,000 shares of Common Stock issuable upon exercise of warrants directly held by ROC SPV II as of June 30, 2025.
Sole power to vote or to direct the vote: As of June 30, 2025, each of Readout Capital and Readout Capital GP may have been deemed to have had sole power to vote or to direct the vote of 200,000 shares of Common Stock. As of June 30, 2025, each of ROC SPV II and Readout Holdings GP may have been deemed to have had sole power to vote or direct the vote of 0 shares of Common Stock. As of June 30, 2025, Matthew Smith may have been deemed to have had sole power to vote or to direct the vote of 212,874 shares of Common Stock.
Shared power to vote or to direct the vote: As of June 30, 2025, each of Readout Capital and Readout Capital GP may have been deemed to have had shared power to vote or to direct the vote of 906,437 shares of Common Stock, which amount includes 220,000 shares of Common Stock issuable upon exercise of warrants directly held by ROC SPV II as of June 30, 2025. As of June 30, 2025, each of ROC SPV II and Readout Holdings GP may have been deemed to have had shared power to vote or direct the vote of 906,437 shares of Common Stock, which amount includes 220,000 shares of Common Stock issuable upon exercise of warrants directly held by ROC SPV II as of June 30, 2025. As of June 30, 2025, Matthew Smith may have been deemed to have had shared power to vote or to direct the vote of 906,437 shares of Common Stock, which amount includes 220,000 shares of Common Stock issuable upon exercise of warrants directly held by ROC SPV II as of June 30, 2025.
Sole power to dispose or to direct the disposition: As of June 30, 2025, each of Readout Capital and Readout Capital GP may have been deemed to have had sole power to dispose or to direct the disposition of 200,000 shares of Common Stock. As of June 30, 2025, each of ROC SPV II and Readout Holdings GP may have been deemed to have had sole power to dispose or direct the disposition of 0 shares of Common Stock. As of June 30, 2025, Matthew Smith may have been deemed to have had sole power to dispose or to direct the disposition of 212,874 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of June 30, 2025, each of Readout Capital and Readout Capital GP may have been deemed to have had shared power to dispose or to direct the disposition of 906,437 shares of Common Stock, which amount includes 220,000 shares of Common Stock issuable upon exercise of warrants directly held by ROC SPV II as of June 30, 2025. As of June 30, 2025, each of ROC SPV II and Readout Holdings GP may have been deemed to have had shared power to dispose or direct the disposition of 906,437 shares of Common Stock, which amount includes 220,000 shares of Common Stock issuable upon exercise of warrants directly held by ROC SPV II as of June 30, 2025. As of June 30, 2025, Matthew Smith may have been deemed to have had shared power to dispose or to direct the disposition of 906,437 shares of Common Stock, which amount includes 220,000 shares of Common Stock issuable upon exercise of warrants directly held by ROC SPV II as of June 30, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information in Item 4 is incorporated herein by reference.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Readout Capital, LP: /s/ Matthew Smith, Matthew Smith/Manager, Readout Capital GP, LLC, its General Partner (08/14/2025)
- Readout Capital GP, LLC: /s/ Matthew Smith, Matthew Smith/Manager (08/14/2025)
- ROC Holdings SPV II, LP: /s/ Matthew Smith, Matthew Smith/Manager, Readout Holdings GP, LLC, its General Partner (08/14/2025)
- Readout Holdings GP, LLC: /s/ Matthew Smith, Matthew Smith/Manager (08/14/2025)
- Matthew Smith: /s/ Matthew Smith, Matthew Smith/Self (08/14/2025)